Calculation of Filing Fee Tables
F-3
BANK OF NOVA SCOTIA
Narrative Disclosure
The maximum aggregate amount of the securities to which the prospectus relates is 78,694,000. The maximum aggregate offering price of the securities to which the prospectus relates is $78,694,000.00. The prospectus is a final prospectus for the related offering.